

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 9, 2008

Mr. Charles Prast
Chief Executive Officer
Interactive Television Networks
23241 Ventura Boulevard, Suite 101
Woodland Hills, California 91364

      Re: **Interactive Television Networks**
             Form 10-KSB for Fiscal Year Ended December 31, 2006
             Filed April 24, 2007
             Forms 10-QSB for Fiscal Quarter Ended June 30, 2007
             File No. 0-50122

Dear Mr. Prast:

We issued comments to you on the above caption filings on November 8, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 23, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 23, 2008, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 if you have any questions.

                              Sincerely,

                              Kyle Moffatt
                              Accountant Branch Chief